UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2013 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Wednesday, March 26, 2014, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported

Agendum 1: Audit results and Business reports for the Fiscal Year 2013 (from January 1, 2013 to December 31, 2013)

b) Agenda to be proposed for resolution

Agendum 1: Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 2013

2: Approval of Reappointment of Directors

3: Approval of the Compensation Ceiling for Directors in 2014

Agendum 1: Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 2013

<Summary of Non-consolidated Financial Statements1)>

	2012	2013
	(In millions of Korean Won)
Total Assets	104,184	83,447
Total liabilities	17,361	14,640
Capital stock	3,474	3,474
Total shareholders’ equity	86,823	68,807
Revenues	40,105	26,257
Operating income (loss)	200	(7,953)
Loss before income tax	(10,477)	(12,175)
Net loss	(14,298)	(17,955)

1) The Company proposes disposing the accumulated deficit in the fiscal year 2013 by transferring KRW 11,420 million out of KRW 75,380 million of its capital surplus. The statements of disposition of accumulated deficit are as follows accordingly. The results of the disposition of the deficit will be reflected in the balance sheets of the Company for the fiscal year 2014.

	2012		2013
	(In millions of Korean Won)
Accumulated deficit before disposition (retained earnings before appreciation)		(6,535)		11,420
Unappropriated retained earnings carried over from prior year	20,833		6,535
Net loss	(14,298)		(17,955)
Disposition of accumulated deficit		—		11,420
Transfer from capital surplus	—		11,420
Undisposed accumulated deficit (unappropriated retained earnings) carried forwards to subsequent year		(6,535)		—

<Summary of Consolidated Financial Statements2)>

	2012	2013
	(In millions of Korean Won)
Total Assets	106,434	86,972
Total liabilities	19,228	17,812
Capital stock	3,474	3,474
Total shareholders’ equity	87,206	69,160
Revenues	51,951	42,438
Operating income (loss)	728	(8,728)
Loss before income tax	(11,248)	(12,746)
Net loss	(14,229)	(17,984)

2) The consolidated subsidiary as of December 31, 2012 and as of December 2013 is NeoCyon, Inc. The other subsidiaries of the Company are not subject to consolidation under Enforcement Decree of the Act on External Audit of Stock Companies of the Republic of Korea and are accounted for as equity method investments.

* The financial information has been prepared in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea. Detailed information will be provided at the Annual General Meeting.

Agendum 2: Approval of Reappointment of Directors

- 7 persons were nominated for reappointment as the terms expire in March 2014:

Name	Major experience

Hyun Chul Park

Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)
NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)
Gravity Games Corporation, Director (2010-present)
GungHo Online Entertainment, Inc., General Manager, International Business Division (2007-present) Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)

Yoshinori Kitamura

Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present)
NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)
Gravity Games Corporation, Director (2010-present)
Gravity Interactive, Inc., Chief Executive Officer (2008-present)
Gravity Entertainment Corporation, Chief Executive Officer (2008-present)
Gravity EU SAS, Director (2011-present)
GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of International Business Division (2007-present), General Manager of Marketing Division (2003-2007)
Bunkyo University, B.A. in English Language and Literature (1992)

Kazuki Morishita

Gravity Co., Ltd., Executive Director (2008-present)
GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)
Kahon 3 Oy, Director (2013-present)
Grasshopper Manufacture, Inc., Director (2013-present)
GungHo Online Entertainment America, Inc., Director (2012-present)
Acquire Corp., Director (2011-present)
Game Arts Co., Ltd., President (2008-present), Director (2005-2008)
High School affiliated with Chiba University of Commerce (1992)

Name	Major experience

Kazuya Sakai

Gravity Co., Ltd., Executive Director (2009-present)
GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor Relations Officer (2011-present)
GGF. B.V., Director (2013-present)
Grasshopper Manufacture, Inc., Director (2013-present)
GungHo Online Entertainment America, Inc., Director (2012-present)
Acquire Corp., Auditor (2011-present)
Kyushu Sangyo University, B. Com.(1987)

Jong Gyu Hwang

Gravity Co., Ltd., Independent Director (2009-present)
Mungyung Monorail, Director and Chief Operating Officer (2007-present)
E-Frontier, Inc., Compliance Auditor (2000-present)
Member of the New York State Bar Association (2006-present)
Boston University School of Law, LL.M. (2005)
Kennedy School of Government, Harvard University, M.P.A. (2004)
Tokyo University, LL.B. (1994)

Doo Hyun Ryu

Gravity Co., Ltd., Independent Director (2011-present)
Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008), Branch Manager of Cambodia Office (2007-2008)
The Korean Commercial Arbitration Board, Arbitrator (2011-present)
The Korean Bar Association, Member of Legal Services Development Committee (2005-persent)
The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)
Seoul National University, LL.B. (1985)

Jung Yoo

Gravity Co., Ltd., Independent Director (2011-present)
Samhasa GP, Representative Partner (2007- present)
Euidang Foundation, Member of the Board of Trustees (2007-present)
INSEAD, MBA (1995)
Waseda University, M.A. in Commerce (1987)
University of Southern California, B.A. in East Asian Languages and Cultures (1984)

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2014

- For 2014, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

	By:	/s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer

Date: March 4, 2014